FORM 51-102F3

MATERIAL CHANGE REPORT

ITEM 1   Name and Address of Company:

JED Oil Inc. (“JED”)

P.O. Box 1420, 1601 - 15th Ave.

Didsbury, AB  T0M 0W0

ITEM 2   Date of Material Change:

December 12, 2008

ITEM 3   News Release:

A press release was issued on December 17, 2008 via Business Wire (including CNN Matthews).

ITEM 4   Summary of Material Change:

JED announced that on December 12, 2008 the Court of Queen’s Bench ordered an extension of the Stay Period under JED’s creditor protection under the Companies’ Creditors Arrangement Act (“CCAA”) from December 15, 2008 through February 17, 2009.

ITEM 5   Full Description of Material Change:

JED announced that on December 12, 2008 the Court of Queen’s Bench ordered an extension of the Stay Period under JED’s creditor protection under the CCAA from December 15, 2008 through February 17, 2009.  This extension also extends the deadline for JED to file its interim financial report for the third quarter ended September 30, 2008 through February 17, 2009 without being subject to cease-trade orders.

The Court also approved the previously announced sale of non-core oil and gas assets of JED and its subsidiaries, and extended the authority of the CCAA Monitor to negotiate transactions, administer JED’s employee retention bonus plan and make recommendations for cost cutting measures.

ITEM 6   Reliance on subsection 7.1(2) or (3) of National Instrument 51-102:

Not applicable.

ITEM 7   Omitted Information:

Not applicable.

ITEM 8   Executive Officer:

Marcia L. Johnston, Q.C.

Vice-President, Legal & Corporate Affairs
(403) 335-2105

ITEM 9   Date of Report:

Dated at Didsbury, Alberta on December 17, 2008.